Exhibit 99.(a)(31)
Form of LT Today Notice

May 17, 2002

LUCENT TODAY:

How will your Lucent stock options be impacted by the spin off of Agere? If you hold eligible stock options on May 31, 2002, that were not cancelled due to the Lucent Stock Option Exchanger Offer -- including those from companies previously acquired by Lucent -- your stock options will be adjusted to reflect the spin off. This adjustment will apply to all of your eligible outstanding stock option grants -- whether vested or unvested, or whether the grant price is higher or lower than the fair market price of Lucent stock at the time of the spin off. Not all grants are eligible. For details on how Lucent’s spin off of Agere affects your eligible stock options, please visit the Agere Spin Update area in the HR Portal at [web site link]. There, you’ll find an information sheet that explains what will happen to your eligible outstanding option grants, which grants are eligible for the spin off adjustment, and examples of how the adjustment ratio will work.